Exhibit 99.1

Alexco Environmental Group and Colorado Legacy Land LLC Partner to Cleanup Legacy Uranium Mining and Processing Sites in Central Colorado

VANCOUVER, April 10, 2018 /CNW/ - Alexco Resource Corp. (NYSE American: AXU, TSX: AXR) ("Alexco" or the "Company") is pleased to announce that on April 3, 2018 its wholly owned US subsidiary, Alexco Water and Environment Inc. ("AWE"), entered into a Master Services Agreement ("MSA") with Colorado Legacy Land LLC ("CLL") to become the Operator of Responsible Charge for the Schwartzwalder Mine and the former Cañon City Uranium Mill reclamation and cleanup projects located approximately 45 miles northwest and 115 miles south of Denver, respectively. The two projects comprise a total of approximately 3,300 acres of freehold land which are subject to a mine reclamation permit and radiation materials licenses.

As part of the MSA, AWE, on a fee-for-service basis, will be responsible for all work to complete the reclamation obligations assumed by CLL associated with the regulatory closure, environmental compliance, investigation and cleanup for the Schwartzwalder and Cañon City properties.  The scope of services to be performed by AWE will be jointly developed by CLL and AWE through annual work plans to meet regulatory and cleanup requirements under the Schwartzwalder mining reclamation permit and radiation materials licenses, and the cleanup plan that is being developed under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") process for the former Canon City Mill site. AWE will be responsible for the implementation and execution of all the components within those work plans.

Paul Newman, Managing Director of CLL, commented "Alexco's experience in mine closure, water treatment, radiation management and cleanup services, and brownfields remediation provides CLL with a partner that can achieve the best remediation outcomes for these sites, and support the best possible reuses that will benefit our neighboring communities. We are pleased to have this expertise to energize these cleanup and reuse projects."

Clynt Nauman, Alexco CEO and Chairman commented, "We are very pleased to be working with CLL to actively cleanup these long standing and relatively high profile contaminated areas.  This long-term agreement is expected to take more than ten years to complete and generate revenue in excess of US$20 million for AWE while underpinning the ongoing growth of our US environmental group. We remain committed to growing our environmental business by providing a range and quality of services to clients across North America, which is complementary to our mining business and cleanup of legacy environmental issues at our Keno Hill Silver District in Yukon, Canada."

With ongoing growth in both its environmental and mine-related business units, Alexco has strengthened its management structure through the appointment of James Harrington to the position of President of Alexco Environmental Group ("AEG") where he will be responsible for executive, strategic and technical leadership of AEG and its various subsidiaries. In a related management change, Linda Broughton, currently Vice President, Projects for AEG, will be appointed Vice President, Technical Services for Alexco in support of mining operations at the Keno Hill Silver District. Ms. Broughton will also be appointed to the position of President of Alexco's subsidiary, Elsa Reclamation and Development Company, where she will lead the implementation of the reclamation and closure plan for the legacy environmental liabilities in the Keno Hill Silver District.

About Alexco

Alexco owns 100% of the high-grade Keno Hill Silver District ("KHSD") in Canada's Yukon. Alexco published an updated Preliminary Economic Assessment ("PEA") in March 2017 which anticipates the sequential development of four high grade silver deposits over an eight year mine life to produce more than a million tonnes with an average grade of 843 grams per tonne ("g/t"), 3.3% lead and 4.2% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year.

Employing a unique business model, the Alexco Environmental Group also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the MSA and the economic benefits thereof to AWE, the development of the scope of services to be performed by AWE under the MSA, AWE's obligations and responsibilities under the MSA and the expected timing for completion of services under the MSA, proposed changes in management of the Company and certain of its subsidiaries, the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the failure by either party to the MSA to satisfy its obligations pursuant to the agreement, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2018/10/c3406.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 04:00e 10-APR-18